UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
SEC File Number
001-36272

CUSIP Number
72766Q105

NOTIFICATION OF LATE FILING

(check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
Not Applicable
_____________________________

PART I -- REGISTRANT INFORMATION

PLATFORM SPECIALTY PRODUCTS CORPORATION
Full Name of Registrant

Not Applicable
Former Name if Applicable

1450 Centrepark Boulevard, Suite 210
Address of Principal Executive Office (Street and Number)

West Palm Beach, Florida 33401
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.
As part of the continued integration by Platform Specialty Products Corporation (“Platform”) of its Performance Solutions and Agricultural Solutions segments, Platform has an ongoing initiative to simplify its corporate and tax footprint to better manage cash taxes and its overall cash position. As a result of the timing and scale of legal entity combinations involved in this initiative, Platform has not yet completed certain tax procedures and related disclosure to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K"). Platform previously reported material weaknesses which at the date hereof remain unremediated. Platform will complete the assessment of the effectiveness of its internal control over financial reporting prior to the filing of the Form 10-K. Platform expects to file the Form 10-K with the Securities and Exchange Commission within the prescribed period allowed by Rule 12b-25.
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Sanjiv Khattri
Executive Vice President and Chief Financial Officer	(561)	207-9600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In 2016, Platform had the full-year benefit of three companies acquired during fiscal year 2015 and included eleven months of results from a fourth acquisition. As a result of these acquisitions, Platform expects the Form 10-K to reflect significant changes in its results of operations for the year ended December 31, 2016 as compared to the prior year on a

U.S. GAAP basis. For example, net sales for the full year 2016 is expected to be approximately $3.59 billion compared to $2.54 billion in 2015. Pre-tax loss for the full year 2016 is expected to be approximately $48 million, compared to $229 million in 2015.
This financial information set forth herein consists of unaudited results, which will not be final until Platform files its audited financial statements in its Form 10-K.

Cautionary Note on Forward-Looking Statements

This notification may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve significant risks and uncertainties and include, without limitation, statements with respect to Platform’s plans, objectives, projections, expectations and intentions and other statements identified by words such as "expect," "anticipate," "project," "will," "may," "could," "would," "should," "believe," "intend," "plan" and "estimate" and similar expressions. These statements are based on management's estimates and assumptions with respect to future events and financial performance and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results may differ significantly from those set forth in the forward-looking statements.  Specifically, the financial results presented in Part IV above are subject to the completion of Platform's audited financial statements, final adjustments and other developments, including, but not limited to, Platform's ability to file its Form 10-K within the 15-day extended filing period. In addition, these forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors, many of which are beyond Platform’s control. A discussion of the factors that could cause results to vary is included in Platform's periodic and other reports filed with the Securities and Exchange Commission. Platform undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

________________________________________________________

PLATFORM SPECIALTY PRODUCTS CORPORATION
________________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2017

By: /s/ Sanjiv Khattri
Name: Sanjiv Khattri
Title: Executive Vice President and Chief Financial Officer